EXHIBIT 12

STATE STREET CORPORATION

Ratio of Earnings to Fixed Charges

(Dollars in millions)	Six months ended June 30, 2001		Year Ended December 31,
			2000		1999		1998		1997		1996

(A) Excluding interest on deposits:
Earnings:
Income before income taxes	$ 432		$ 914		$ 974		$ 662		$ 568		$ 453
Fixed charges	596		1,360		954		856		613		477

Earnings as adjusted	$1,028		$2,274		$1,928		$1,518		$1,181		$ 930

Income before income taxes
Pretax income from continuing operations as reported	$ 431		$ 906		$ 968		$ 657		$ 564		$ 447
Share of pretax income (loss) of 50% owned subsidiaries not included in above	1		8		6		5		4		6

Net income as adjusted	$ 432		$ 914		$ 974		$ 662		$ 568		$ 453

Fixed charges:
Interest on other borrowings	$ 545		$1,268		$ 874		$ 770		$ 548		$ 452
Interest on long-term debt including amortization of debt issue costs	46		82		70		66		55		15
Portion of rents representative of the interest factor in long term lease	5		10		10		20		10		10

Fixed charges	$ 596		$1,360		$ 954		$ 856		$ 613		$ 477

Ratio of earnings to fixed charges	1.72	x	1.67	x	2.02	x	1.77	x	1.93	x	1.95	x
(B) Including interest on deposits:
Adjusted earnings from (A) above	$1,028		$2,274		$1,928		$1,518		$1,181		$ 930
Add interest on deposits	511		1,012		712		656		512		425

Earnings as adjusted	$1,539		$3,286		$2,640		$2,174		$1,693		$1,355

Fixed charges:
Fixed charges from (A) above	$ 596		$1,360		$ 954		$ 856		$ 613		$ 477
Interest on deposits	511		1,012		712		656		512		425

Adjusted fixed charges	$1,107		$2,372		$1,666		$1,512		$1,125		$ 902

Adjusted earnings to adjusted fixed charges	1.39	x	1.39	x	1.58	x	1.44	x	1.50	x	1.50	x